September 24, 2025

Chan Bun
Chief Executive Officer
Billion Group Holdings Limited
Unit 502, 20-20A
Chung Ying Building
Connaught Road West
Sheung Wan, Hong Kong

       Re: Billion Group Holdings Limited
           Amendment No. 3 to Registration Statement on Form F-1
           Filed September 22, 2025
           File No. 333-289934
Dear Chan Bun:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18,
2025 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed September 22, 2025
We face risks related to Nasdaq   s proposed rule on $25 million dollar minimum
offering size,
page 20

1. We note your response to prior comment 3. It appears that you have 500 million shares authorized and the disclosure on pages 4 and II-1 indicates that your remaining seven shareholders (other than Billion Fortune Overseas Limited and Boss Plan
       Limited) have recently acquired shares at a price of $0.0001 per share prior to this offering. Please revise the disclosure in this risk factor and where appropriate to further clarify in quantitative and qualitative terms that the amount of your
 September 24, 2025
Page 2

       outstanding securities and additional issuances of your authorized securities may cause dilution and/or volatility or have other material impacts on the market for your securities after this offering. As a non-exclusive example, clarify the potential these securities may have on your ability to maintain a listing on the Nasdaq Capital
       Market.
       Please contact Andi Carpenter at 202-551-3645 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Kyle Leung